[Savient Letterhead]

January 9, 2009

By EDGAR Submission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 6010
Washington, DC 20549

Attention: Mr. Bryan Pitko

Re:	Savient Pharmaceuticals, Inc. Form 10-K for the Year Ended December 31, 2007 Filed March 14, 2008 File No. 000-15313

Ladies and Gentlemen:

This letter is in response to the letter to Savient Pharmaceuticals, Inc. (“we” or the “Company”) dated December 16, 2008 from Jeffrey Riedler, Assistant Director, on behalf of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), to Paul Hamelin, the Company’s President. The responses below are keyed to the numbering of the comments and the headings used in the Staff’s letter.

In response to the Staff’s comments regarding our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “2007 Form 10-K”), we advise you as follows:

Form 10-K for the Year Ended December 31, 2007

Item 1. Business

Manufacturing, Supply, and Distribution Agreements, page 6

1.       We note your response to Comment 1. Please revise your disclosure to describe any exclusivity agreements in place with regard to your commercial supply agreement with BTG-Israel. In addition, please amend your filing to include this agreement as an exhibit to your Form 10-K.:

Response:	We acknowledge the Staff’s comment and have prepared the proposed revised disclosure set forth below to be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “2008 Form 10-K”), which we will update as appropriate to reflect the completion of our 2008 fiscal year.

“BTG-Israel

U.S. Securities and Exchange Commission
January 9, 2009

We have entered into arrangements with our former global biologics manufacturing business, BTG-Israel, to serve as the initial primary bulk active pharmaceutical ingredient, or API, manufacturer of pegloticase, for the remaining clinical development program and for initial commercial supply of product, as well as to provide the regulatory support required of a contract manufacturer with respect to the biologics licensing application, or BLA, filing that will be necessary for the approval of the product. All clinical supplies of pegloticase required for the open label extension clinical study are manufactured and packaged and are being stored and distributed by a facility located in the United States. Pursuant to the BTG-Israel commercial supply agreement, we have agreed to certain minimum purchase obligations, the cost of which may decrease if our purchase requirements increase. These purchase obligations are based on an 18-month rolling forecast that we provide to BTG-Israel that sets forth the total quantity of bulk product that we expect to require during the 18-month period subject to the forecast. The first six months of each forecast represent a rolling firm irrevocable order. As of December 31, 2007, we were obligated to purchase product under this commercial supply agreement at a cost of approximately $4.1 million and $6.2 million during 2008 and 2009, respectively. During the year ended December 31, 2007, we also agreed to remit to BTG-Israel non-refundable fees for the reservation of manufacturing capacity associated with potential future orders of pegloticase. These capacity reservation fees, which totaled $4.5 million for the year ended December 31, 2007, were expensed as incurred as research and development expenses and may be applied to potential future orders for pegloticase. Pursuant to the terms of the agreement, BTG-Israel is obligated to exclusively manufacture for us firm forecasted commercial supply of pegloticase, in exchange for which we are obligated to purchase at least 80% of our world-wide requirements of pegloticase from BTG-Israel. In the event we purchase less than 80% of our worldwide pegloticase requirements from BTG-Israel, we will be subject to fees and penalties which are indeterminable at this time as they are based on the percentage of pegloticase we purchase from alternative suppliers. Our commercial supply agreement with BTG-Israel may not be terminated by either party until 2018. Beginning in 2015, either party may terminate the agreement with three years advance notice.”

We believe that amending our 2007 Form 10-K to include as an exhibit the agreement with BTG-Israel will cause confusion to our shareholders. Accordingly, we respectfully submit that the goal of improved disclosure

U.S. Securities and Exchange Commission
January 9, 2009

will be served best by including as an exhibit the agreement with BTG-Israel in the 2008 Form 10-K. Because we will be a “large accelerated filer” during 2009, we will be required to file the 2008 Form 10-K on or before March 1, 2009. Alternatively, we can file the agreement with BTG-Israel sooner on a Current Report on Form 8-K. We are happy to discuss this issue with the Staff by telephone.

2.       We note your response to Comment 4. Please revise your disclosure to describe aggregate potential payments due under your agreement with Watson Pharmaceuticals, Inc. in relation to oxandrolone.

Response:	We acknowledge the Staff’s comment. As Watson is under no minimum purchase obligations pursuant to our supply agreement with them, and purchases by Watson and payments from them are dependent on their sales period to period, we cannot predict what aggregate potential payments by Watson to us may be under the supply agreement.

Item 15. Exhibits, Financial Statement Schedules, page 98

3.       We note your response to Comment 5. Please note that we will not be in a position to clear all of the comments on your Form 10-K until your agreements have been filed as exhibits.

* * * * *

As requested by the Staff, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the 2007 Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
January 9, 2009

If you require additional information, please telephone either the undersigned at (732) 565-4705, or Graham Robinson of WilmerHale, our outside counsel, at (617) 526-6571.

Very truly yours,

/s/ Philip K. Yachmetz
Philip K. Yachmetz
Senior Vice President &
    General Counsel

Attachments

cc:	Brian J. Hayden, Savient Pharmaceuticals, Inc. Graham Robinson, WilmerHale